Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Aspen Exploration Corporation

(Name of Issuer)

Common Stock Par Value $0.01 Per Share

(Class of Securities)

78074G200

(CUSIP Number)

Donald H. Hosmer
Stephen M. Hosmer	With a copy to:
7676 Hazard Center Drive	Lee Polson
Suite 1500	Strasburger & Price, L.L.P.
San Diego, California 92108	600 Congress Ave., Ste. 1600
(619) 881-2800	Austin, Texas 78701
(512) 499-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 24, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [   ].

CUSIP No. 78074G200

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(1)	Names of Reporting Persons:
Royale Energy, Inc.

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(2)	Check the appropriate box if a member of a group:
(a) [	]
(b) ☒

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(3)	SEC Use Only

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(4)	Source of Funds:
WC

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
[	]

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(6)	Citizenship or place of organization:
California

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Number of shares beneficially owned by each person with:

(7)	Sole voting power	Royale Energy, Inc.	363,300 Shares Common

(8)	Shared voting power	None

(9)	Sole dispositive power	Royale Energy, Inc.	363,300 Shares Common

(10)	Shared dispositive power	None

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(11)	Aggregate amount beneficially owned by each reporting person.
Royale Energy, Inc.:	363,300 Shares Common

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(12)	Check if the aggregate amount in row (11) excludes certain shares
[	]

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(13)	Percent of class represented by amount in Row (11)
5.004% (See Item 5 for calculation of outstanding shares.)

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(14)	Type of reporting person:
CO

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This statement constitutes Amendment No. 1 to Royale Energy, Inc.’s Schedule 13D dated March 6, 2009, filed March 9, 2009. Except as specifically set forth herein, the Schedule 13D remains unchanged.

Item 3	Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by Royale to purchase its shares of common stock of Aspen is $459,925, from Royale’s working capital. The Aspen stock was purchased in open market transactions.

Future acquisitions of Aspen stock by Royale may be made using either Royale’s working capital or borrowings from a bank for the specific purpose of making such acquisitions. Royale has not entered into any loan agreements or made any borrowings for the purpose of acquiring Aspen stock. If Royale does enter a loan agreement or borrow money for the purpose of acquiring Aspen stock, it will file an amendment to this statement stating the terms of such loan.

Item 4	Purpose of Transaction

This item 4 is amended to reflect Royale’s purchase of 3,000 additional shares of Aspen stock on March 16, 2009, for $2,250, and 7,175 shares on March 23 and 24, 2009 for $5,656.75.

Royale acquired most of its shares of Aspen stock between June 2008 and November 2008, at a time when it was contemplating a tender offer to acquire a majority of the outstanding stock of Aspen. On November 24, 2008, Royale announced its intention to make an exchange offer of shares of Royale common stock for up to 3,992,792 shares of Aspen stock. The proposed offer was described in detail in Royale’s registration statement on Form S-4 filed November 24, 2008, as amended on January 16, 2009 and February 13, 2009.

On February 18, 2009, after reviewing the quarterly report on Form 10-Q for the period ended December 31, 2008, filed by Aspen on February 17, 2009, Royale announced that it was suspending its effort to acquire additional shares of Aspen while it re-evaluated whether to pursue an exchange offer for Aspen.

On February 19, 2009, Aspen filed a report on Form 8-K with the Securities and Exchange Commission which announced that Aspen had entered into an agreement with Venoco, Inc., to sell to Venoco all of Aspen’s oil and gas assets located in California for a purchase price to Aspen of approximately $8.425 million (subject to various adjustments). Certain other designated parsons who own working interests in the assets also executed the agreement and agreed to sell their interests to Venoco. Among the working interest owners joining the agreement are three of Aspen’s directors, as well as Gold Coast Resources, Inc., a company owned by Brian Wolf, the mineral, oil and gas broker who has assisted Aspen with the transaction through Brian Wolf Oil and Gas Properties. A second group of working interest owners (the “additional sellers”) will be given the opportunity to participate in the transaction by executing joinder agreements. The total purchase price contemplated in the agreement if all of the additional sellers participate is $25 million, subject to various adjustments, including adjustments intended to give economic effect to the transaction as of December 1, 2008. If the purchase price reduction that results from additional sellers not participating in the transaction, plus any reduction relating to title issues, is $6 million or greater, Venoco may decline to close the transaction.

On September 4, 2008, Aspen announced that it would open a data room and begin “investiga[ting] strategic alternatives. . . including the possibility of selling Aspen’s assets or considering another appropriate merger or acquisition transaction.” Aspen has reported that Mr. Wolf was engaged to assist in assembling and operating the data room. Mr. Wolf is to receive a fee for his services in connection with the transaction, equal to 3% of the total consideration to be paid to all working interest owners, including Aspen. Aspen’s obligation to pay the fee to Mr. Wolf is contingent upon the completion of the transaction. Mr. Wolf was assisted by Douglas Imperato who, in December 2008, became a director of Aspen. Both Wolf (through an affiliated company) and Mr. Imperato also own working interests and have agreed to participate in the sale to Venoco and are parties to the agreement. Mr. Wolf has agreed that he will share with Mr. Imperato a portion of the fee to be paid to Mr. Wolf by Aspen for assembling and operating the data room.

The completion of Aspen’s asset sale to Venoco is subject to a number of customary conditions, including approval by Aspen stockholders. Aspen has announced that it will seek stockholder approval pursuant to a proxy statement to be filed with the SEC at a meeting to be scheduled as soon as possible, but which probably will not occur before April 2009. Aspen has stated that if it completes the transaction, the Aspen board of directors will consider distributing a portion of the proceeds to its stockholders, although that decision has not been made and no record date for any distribution has been set.

On March 6, 2009, Royale ended its attempt to make an exchange offer for Aspen and withdrew its Form S-4 registration statement of stock to be used in the Aspen exchange offer.

Prior to announcing its intent to make an exchange offer, Royale owned 4.867% of the outstanding Aspen stock which it acquired in 2008 and is considering whether to increase its ownership of Aspen through open market purchases of Aspen stock. Royale is filing this statement because its purchases on March 24, 2009, increased its ownership of Aspen stock to more than 5%.

Royale is considering whether it believes the proposed asset sale is in the best interest of Aspen shareholders. Royale may, through its officers and directors, engage in communications with one or more shareholders of Aspen, one or more officers of Aspen and/or one or more members of the board of directors of Aspen and/or one or more representatives of Aspen regarding Aspen, including but not limited to its operations and the proposed asset sale. Royale and its officers and directors may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional common stock of Aspen, an extraordinary corporate transaction involving Aspen, and/or changes in the board of directors or management of Aspen.

Royale may also, in the future, decide to reinstitute its attempt to obtain control of Aspen by means of either a cash tender offer or an exchange offer of shares of Royale common stock for shares of Aspen common stock.

Aspen’s common stock is listed on the OTC Bulletin Board, and therefore is not required to comply with much of today’s heightened requirements for corporate governance, disclosure and reporting. Many companies of comparable size voluntarily comply with these requirements. Such voluntary compliance allows for corporate growth in size and listing quality of their common stock. Aspen has not, and has expressed no desire to comply with the more open corporate governance of today’s business environment.

One such basic corporate governance practice is to provide shareholders a voice by announcing and holding annual shareholder meetings. Aspen filed a Form 10-KSB on September 29, 2008 stating that its most recent annual shareholder meeting was held on February 24, 1994. Aspen has failed, for a period of over 14 years, to present shareholders with an opportunity to vote on the direction of the company or express their opinion on management performance and directors responsibility. Aspen’s board of directors has no independent directors, no board committees and no audit committee financial expert.

On March 6, 2009, Royale, through its legal counsel, sent a letter to Aspen demanding that it hold an election of directors at its upcoming shareholders’ meeting. By letter dated March 19, received by Royale’s legal counsel on March 24, 2009, Aspen stated through its counsel that it refused to include election of directors on the agenda at the meeting to consider approval of the sale of the company’s assets to Venoco.

Except to the extent the foregoing may be deemed a plan or proposal, Royale has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Royale may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5	Interest in Securities of the Issuer

This Item 5 is amended to report Royale’s purchase of 3,000 shares of common stock of Aspen on March 16, 2009, and 7,175 shares on March 23 and 24, 2009 for $5,656.75.

Person:	Royale Energy, Inc.
No. Shares Owned:	363,300 Shares of Common Stock
Percent of Outstanding shares	5.004%*

Common stock outstanding at March 5, 2009	7,259,622*

* Number of shares outstanding and percent of outstanding shares are based on the number of shares reported as outstanding in the Preliminary Proxy Statement filed with the SEC by Aspen on March 6, 2009.

Royale has sole voting and dispositive power with respect to all Aspen shares owned by it.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Royale Energy, Inc.
Date: March 26, 2009	/s/ Stephen M. Hosmer
Stephen M. Hosmer, Co-President, Co-CEO and Chief Financial Officer